

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2023

Douglas Tobler
Chief Financial Officer
Vista Gold Corp.
7961 Shaffer Parkway, Suite 5
Littleton, Colorado 80127

>   **Re: Vista Gold Corp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed February 24, 2022**
>   **File No. 001-09025**

Dear Douglas Tobler:

We have reviewed your December 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 2. Properties, page 28

1. We note your response to comment 1 and comment 2 and partially reissue the comments. We are unable to locate the point of reference used when estimating mineral resources in the footnotes to your resource table, as stated in your response. Please advise.

Exhibits
96.1, page 82

2. We note your response to comment 3 and we reissue the comment. We are unable to locate the required qualified person opinions in the sections of your technical report summary that you referenced in your response. Please advise. In your response please tell us when you will file the revised technical report summary.

3. We note your response to comment 4 and we reissue the comment. Capital and operating costs are required to be within the prescribed ranges and the accuracy and contingency should be disclosed as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K. Please revise to consistently report the accuracy and contingency of your cost estimates. In your response please tell us when you will file the revised technical report summary.

 You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you have questions regarding comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Doug Tobler